SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 26 October, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 26 October, 2014

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 26 October 2014

ING comfortably passes AQR and stress test

ING Bank has comfortably passed the Asset Quality Review (AQR) and stress test which were part of the Comprehensive Assessment as conducted by the European Central Bank (ECB) and the European Banking Authority (EBA). The outcome reflects ING’s strong capital position and resilient balance sheet.

In the AQR exercise, the ECB – based on its own non-IFRS methodology– concluded that ING Bank does not have a capital deficit, with its adjusted CET1 ratio being revised down by 29 basis points to 10.1% as of 31 December 2013. This is well above the threshold CET1 ratio of 8%. ING Bank’s starting CET1 ratio for this exercise of 10.4% is lower than its 31 December 2013 reported CT1 ratio of 11.7%, principally because of the impact of the previously announced pension transaction in the Netherlands which was included in the first quarter results of 2014, as well as previously disclosed Basel III impacts.

In the stress test that followed the AQR exercise, participating banks were tested against a baseline and an adverse scenario based on the EBA common methodology and assumptions. Using the starting point of the AQR adjusted CET1 ratio of 10.1%, ING Bank’s CET1 ratio would increase to 10.4% in the baseline scenario and decrease to 8.7% in the adverse scenario. Both are comfortably above the threshold CET1 ratios of 8% and 5.5% respectively for the scenarios in this exercise.

Ralph Hamers, CEO of ING said: “The clear results of the AQR and stress test represent a confirmation of ING’s prudent management approach. We are confident the Comprehensive Assessment, which is unprecedented in both scope and scale, will increase transparency, will enhance trust in the European banking system and will set the ECB off to a good start directly supervising Europe’s largest banks.”

After passing the AQR and stress test, ING has started the process for the repayment of the final tranche of core Tier 1 securities to the Dutch State. ING aims to finalize this repayment in 2014, subject to regulatory approval.

NOTE FOR EDITORS

Detailed information on the outcome of both the AQR and the stress test is provided by the ECB and EBA through disclosure templates available at their respective websites ecb.europa.eu and eba.europa.eu.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 576 6396
Frans.Middendorff@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering banking services through its operating company ING Bank and holding significant stakes in the listed insurers NN Group NV and Voya Financial, Inc. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 26 October, 2014